                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              __X__Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)

                    BANKERS TRUST COMPANY OF CALIFORNIA, N.A.
               (Exact name of trustee as specified in its charter)


300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA  90071                                        13-3347003
(Address of principal                                           (I.R.S. Employer
executive offices)                                           Identification No.)


                     Advanta Mortgage Conduit Services, Inc.
               (Exact name of obligor as specified in its charter)

DELAWARE                                                              23-2532654
(State or other jurisdiction of                                 (I.R.S. Employer
Incorporation or organization)                               Identification No.)

10790 Rancho Bernardo Road
San Diego, California                                                    92127
(Address of principal executive offices)                              (Zip Code)


         $247,500,000.00 Advanta Revolving Home Equity Loan Trust 1999-A
              Advanta Revolving Home Equity Loan Asset-Backed Notes
                                  Series 1999-A
              $247,500,000.00 Class A Notes, Variable Interest Rate
                       (Title of the Indenture Securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                                                     ADDRESS
Office of the Comptroller                                     1114 Avenue of the
of the Currency                                             Americas, Suite 3900
                                                        New York, New York 10036

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Articles of Association as amended on July 29, 1994.

Exhibit 2 -
Certificate of the Comptroller of the Currency dated April 5, 1999.

Exhibit 3 -
Certification of Fiduciary Powers dated April 5, 1999.

Exhibit 4 -
Existing By-Laws of Bankers Trust Company of California, N.A. as amended dated November 18, 1998.

Exhibit 5 -
Not Applicable.

Exhibit 6 -
Consent of Bankers Trust Company of California, N.A. required by Section 321(b) of the Act.

Exhibit 7 -
Reports of Condition of Bankers Trust Company of California, N.A., dated as of September 30, 1998.

                               SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Bankers Trust Company of California, N.A., a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Irvine, and State of California, on the 14th day of May, 1999.




                   Bankers Trust Company of California, N.A.
                   By:  /s/Judy L. Gomez
                   Judy L. Gomez
                   Assistant Vice President